Exhibit 99.1

Mobilicom Chosen by the U.S. Department of Defense for Soldiers’ Next-Generation Wearable Tactical AI-Enhanced Mission Kits

●	The RAID System, is being developed by Tomahawk Robotics for the U.S. Department of Defense as a fully integrated communications and common control solution for uncrewed systems on land and air, and is designed to be used by soldiers to communicate with drones and robotics

●	Mobilicom’s cybersecure communications systems is to be embedded into the RAID System developed for human-machine teaming on the battlefield

Shoham, Israel, Dec. 12, 2023 (GLOBE NEWSWIRE) -- Mobilicom Limited (Mobilicom or the Company, NASDAQ: MOB, MOBBW; ASX: MOB), a provider of cybersecurity and robust solutions for drones and robotics, today announced that the United States Department of Defense (DOD) has selected its SkyHopper cybersecure, bi-directional software defined radio (SDR) for integration into the RAID System. The DOD has contracted Tomahawk Robotics, a leading robotics manufacturer for the defense industry, to design and build the RAID System, part of Tomahawk’s Kinesis Ecosystem, that delivers AI-enhanced common control, open architecture, and advanced cybersecure communications networking.

RAID will enable universal drone and robotic control of legacy systems as well as next-generation uncrewed systems, sensors, and payloads for dismounted soldiers. AI-enabled universal robotic command and control technologies provide infantry units with significant improvements in situational awareness, mission success, and lethality to meet the challenges of tomorrow's battlefield. A complete wearable solution and mission kit built into a sleek, submersible chassis similar to a rugged backpack, RAID is designed to be part of the next generation of wearable systems for ISR (intelligence, surveillance, and reconnaissance) to be used by soldiers who communicate with uncrewed aerial vehicles (UAVs).

Tomahawk placed a purchase order for SkyHopper Pro for the initial production of RAID Systems to supply to the U.S. DOD.

“This marks another major step forward in Mobilicom’s penetration of the U.S. market, particularly with systems build for the U.S. Department of Defense,” stated Mobilicom CEO and Founder Oren Elkayam. “Mobilicom has become part of an elite ecosystem of providers serving the U.S. DOD with our field-proven mature technologies that power cybersecure communications for autonomous drones and robotics. We are pleased to work with Tomahawk Robotics, which is contracting with numerous branches of the U.S. and global defense and security infrastructure to deliver enhanced soldier capabilities.”

The SkyHopper Pro is a cybersecure, bi-directional software defined radio (SDR) data link meticulously crafted to empower autonomous operations within the commercial and defense sectors.

About Tomahawk Robotics

Tomahawk Robotics is the visionary force behind the groundbreaking Kinesis Ecosystem, an unmatched tactical capability designed for the warfighter first. At the heart of this innovation lies Kinesis, an AI-enhanced and open architecture common control system that integrates the network of battle-proven UxVs, sensors, and 3rd party software seamlessly onto a single pane of glass. Powered by innovation, the Kinesis Ecosystem delivers targeted situational awareness and precision strike capabilities for the human-machine team across the battlespace.

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

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Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com